Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: March 3, 2020

Transcript of Conference Call Hosted by WESCO International, Inc.

March 3, 2020 / 7:30 AM EST

The following transcript of a conference call hosted by WESCO International, Inc. on March 3, 2020, at 7:30 AM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Operator

Good morning, and welcome to the WESCO Anixter Update. All participants will be in listen-only mode. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I would now like to turn the conference over to your host today, Brian Begg. Please go ahead, sir.

Brian M. Begg
Vice President, Treasurer and Investor Relations, WESCO International, Inc.

Thank you, Keith. Good morning, ladies and gentlemen. Thank you for joining us. Joining me on today’s call are John Engel, Chairman, President and CEO; and Dave Schulz, Senior Vice President and Chief Financial Officer. This conference call includes forward-looking statements, and therefore, actual results may differ materially from expectations. Please see the webcast slides for additional legends. For additional information on WESCO International, please refer to the company’s SEC filings including the risk factors described therein. The following presentation includes a discussion of certain non-GAAP financial measures. Information required by Regulation G of the Exchange Act with respect to such non-GAAP financial measures can be obtained via WESCO’s website at wesco.com. Means to access this conference call via webcast was disclosed in the press release and was posted on our corporate website. Replays of this conference call will be archived and available for the next seven days.

With that, I’ll turn the call over to John Engel.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thank you, Brian. Good morning, everyone, and thank you for joining us today. The purpose of today’s call is to provide an update on the merger with Anixter International that we announced in January. As you saw from the press release we issued on Thursday, the waiting period under the Hart-Scott-Rodino Act has expired, satisfying one of the conditions to closing of the proposed transaction. We made substantial progress over the last several weeks that I’m excited to share with you, and we are pleased to provide additional details regarding our integration plan and the compelling financial metrics for this combination.

Beginning on page 4, this transformational combination creates an industry leader in electrical and data communications distribution. There are five key points that this presentation will address. First, the combined company will benefit from a step change in scale and capabilities in a highly fragmented electrical and data communications distribution space. At closing, the combined company will be an industry leader in North America with over $17 billion in revenue and $1.1 billion in EBITDA on a pro forma basis, including the identified cost synergies.

Second, the two businesses are highly complementary in terms of products, industries, and geographies, which enables us to sell more products to more customers in more locations around the world, and more importantly, accelerate sales growth by more than 100 basis points versus standalone projections. Third, we’ve developed an execution plan to deliver over $200 million of cost synergies and have significant upside potential beyond this amount. We have engaged one of the world’s leading consulting firms to serve as our integration partner and planning is underway.

Fourth, the financial benefits of this combination that will be generated will be exceptional. We expect our EPS growth rate to double, adjusted EBITDA margins to expand by more than 100 basis points through the cost synergies just discussed, and the transaction to be 40% to 50% accretive to EPS in the third year. And fifth, the combined company is expected to generate substantial free cash flow, over $600 million annually by year three, which should enable rapid de-leveraging to within our target range within 24 months as well as provide future capital deployment options to drive value creation. Overall, this combination provides a substantial value creation opportunity for our shareholders.

Turning to page 5, the enhanced scale that this merger will create is clear. This transaction brings together two highly complementary companies. Combining them will benefit our customers and create value through significant cross-selling opportunities, premier supply chain services, acceleration of our digital technologies and innovation, and improved operational and supply chain efficiencies. In 2019, the business generated revenue of more than $17 billion and EBITDA of $1.1 billion on a pro forma basis, including $200 million of cost synergies. And the combined company has operations in more than 50 countries with approximately 18,900 employees.

Moving to page 6, the North American electrical distribution industry is very large and highly fragmented with an estimated total size of $114 billion per year. Neither WESCO nor Anixter has a share above 7%. On a combined basis, the company will have a share of approximately 13%. The market remains highly fragmented following this transaction and offers substantial opportunities for accelerated organic growth. Both Anixter and WESCO have invested in supply chain services to differentiate their overall customer value proposition. The combination of these two companies not only increases overall scale, but also improves our ability to better serve customers through an expanded product and services portfolio.

Now turning to page 7, complementary product offerings and sectors served provide a differentiated and diversified platform to customers. In the two upper charts, you can see how WESCO’s capabilities in industrial and non-residential construction are complemented by Anixter’s capabilities in Network & Security Solutions. Both companies have utility businesses that drive enhanced value and a more robust supply chain for customers on a combined basis. And Anixter’s Electrical & Electronic Solutions segment is most comparable to WESCO’s industrial and construction business. On a geographic basis, WESCO has historically had a larger Canadian business and Anixter has historically had a larger international customer base. Coupled with the complementary industries shown above, this will enable the combined company to provide a more comprehensive product and services portfolio across the entire enterprise. The combined business will clearly offer significant growth synergy opportunities on top of the over $200 million of cost saving synergies.

Turning to page 8, there is tremendous value in the additional growth that this business will drive on a combined basis. Compared to our standalone revenue growth opportunity, we expect the merger of these two companies to accelerate our sales growth rate by more than 100 basis points. The complementary nature of the respective portfolios that we discussed a moment ago translates into new selling opportunities for both companies. WESCO will be positioned to capitalize on Anixter’s capabilities in wire and cable, data comm, and security. And Anixter will be positioned to utilize WESCO’s robust portfolio in electrical, automation, broadband, lighting, and safety.

As an example, in a customer manufacturing facility where WESCO has historically sold electrical MRO switchgear and lighting, the combined business will add Anixter’s wire and cable capabilities, particularly in machine-to-machine applications and capital projects that will increase the addressable spend with that customer. Another example is in our respective national and global account programs. WESCO and Anixter both serve large customers on an international level, although each have historically been focused on different products and industries. This combination will enable Anixter to bring WESCO’s expertise in core electrical, MRO procurement, broadband, and automation to its national account customers, while WESCO customers will benefit from access to the broader array of wire and cable, data comm and security offerings.

With a combined geographic reach in over 50 countries, we will be able to serve existing customers in new geographies where we historically did not have an in-country presence. Both companies offer our respective customers value-added services that create stickier and longer-lasting relationships. For example, consider a traditional non-residential construction project where Anixter’s reel in reel technology and cable management systems can add significant capabilities to WESCO’s construction services. While WESCO’s energy services business and lighting renovation and retrofit capabilities can be sold across Anixter’s customer base. The companies’ increased scale and profitability will yield significant increase in investable capital to accelerate the build-out of differentiated capabilities and digital applications and solutions. Taken together, our cross-selling opportunities and increased investments in digital will drive an acceleration in our organic growth rate of more than 100 basis points.

I would now like to hand it off to Dave to take you through our cost synergies, integration management, synergy capture plan, the upside potential, and our resultant financial value creation in terms of margin expansion, EPS accretion and growth, and substantial free cash flow generation. He will then wrap up with a transaction update and the critical actions to closing. After that point, we’ll open up the call to Q&A. Dave?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Turning to page 9, we provided our estimate of over $200 million of pre-tax cost synergies when we announced the transaction on January 13. These are cost synergies only and do not include the significant incremental sales opportunity that this combination enables. These estimates represent detailed analysis that we conducted in conjunction with a leading global accounting firm during the due diligence process and were determined independently through a separate internal analysis that our leadership team conducted during the same period. We expect to incur $140 million of one-time operating costs and $85 million of capital to achieve these synergies.

Year one synergies of $68 million are primarily focused on the elimination of duplicative corporate costs. We are highly confident these savings will be realized within the first 12 months of ownership. We believe that these synergies are only the starting point and that there should be significant upside potential. Although our analysis was robust, in the weeks since that time, we have identified several areas that will collectively add materially to this number. Furthermore, the $200 million cost synergy amount represents just over 1% of the combined company’s revenue, while comparable transformational combinations are typically able to generate a significantly higher percentage.

Turning to page 10, you may recall that we previously provided a breakdown of the identified cost synergies with approximately 55% generated from supply chain and field operations, and 45% coming from corporate and administrative costs. In the chart on this page, we’ve provided additional detail of the composition of these percentages as well as some further information and examples about the primary drivers of those synergies. Of the 45% that is corporate and administrative, approximately two-thirds will come from the elimination of duplicative general and administrative costs, and one-third will come from corporate overhead. The corporate overhead costs primarily represent the significant costs of operating a public company and the associated professional services. Both the general and administrative and corporate overhead are expected to make up the bulk of the year one synergies.

Of the 55% that will be generated from supply chain and field operations, the majority will come from supply chain efficiencies with the rest generated from field operations. The field operations include the footprint rationalization of both companies’ branch networks. Approximately two-thirds of WESCO and Anixter facilities in the U.S. are within 20 miles of each other. Additionally, we have identified over $70 million of supply chain related synergies for the combined platform business that will have $14 billion in total cost of goods. Both the supply chain and field operations synergies are expected to begin in year one, but the bulk of these opportunities will be realized in years two and three. We are confident in achieving these synergies and believe they can be realized efficiently with minimal disruption to our day-to-day business.

Moving to slide 11, our top focus is executing a detailed, rigorous, and process-oriented integration that delivers our committed synergies, as well as the clear upside potential, while combining the best elements of each company. We have partnered with one of the world’s leading consulting firms to serve as our integration partner during this process. In addition to offering one of the top M&A integration consulting practices, the firm we engaged has done significant work for WESCO previously and brings a strong knowledge of our business and the industry in which we operate. The three objectives that our planning has encompassed are: first, executing a flawless first 100 days post-closing that ensures business continuity and an effective on-boarding process; second, delivering the value of the combination through both the cost and sales growth synergies; and third, implementing an operating model for the new enterprise with the best leaders of each company and deploys cutting-edge digital tools.

The six value delivery work-streams that are working in our integration plan include commercial, digital and IT, supply chain, operations, marketing, and corporate functions. We are also mindful of the critical importance that culture plays in the value creation opportunity of this transaction. Based on all of our interactions with the Anixter team as well as knowledge of them over the years, we know that the cultures are quite similar. Both are customer and solution oriented, drive innovation and collaboration across the business, and maintain a relentless focus on winning with our customers by partnering with our suppliers.

Moving to page 12, as John outlined earlier, we believe that the $200 million of cost synergies is just the beginning of the synergy opportunity of this combination. Additional upside synergies will be identified as we work our way through the integration process. As we learn more through the integration process and the businesses come together, we are confident there will be additional upside supply chain and procurement opportunities. We also believe that we can drive further network optimization and implement LEAN initiatives across the combined business over time. Recall that WESCO has utilized LEAN for nearly 20 years to streamline and achieve efficiencies in our operations and business processes, including those of our acquisitions. As with EECOL and many others before, we believe LEAN will generate meaningful improvements as we integrate Anixter. Finally, as mentioned earlier, none of the key growth opportunities have been included in the $200 million estimate and we believe there are significant opportunities to accelerate growth.

Turning to page 13, this transaction is highly compelling from a financial perspective. The merger is expected to provide over 100 basis points of margin expansion and 40% to 50% EPS accretion in year three and to double our standalone EPS growth rate. It is important to note that these ranges reflect $200 million of cost synergies only. We have not assumed any of the upside synergies that we are confident we will generate. We are considering various scenarios in mixes of debt, equity and equity-content securities to generate the most favorable financing structure.

I would also note that before going effective with the registration statement on Form S-4 in connection with the transaction, we expect to update the pro forma financial information to reflect an equity offering in the range of $400 million to $500 million. This pro forma financial information will be further refined in connection with any registered offering of equity or equity-content securities. From a cash EPS basis, we expect this merger to result in 50% to 60% accretion. Note that we are currently assuming $78 million per year in amortization expense for intangible assets. This is based on our preliminary analysis and allocation of the purchase price.

Turning to page 14, both WESCO and Anixter have strong track records of generating free cash flow throughout the economic cycle. Over the past five years, the businesses generated an average of $370 million in free cash flow on a combined basis. With the combination of earnings growth and the realization of cost synergies, we expect the annual cash generation of the combined company will expand to over $600 million per year by year three. The strong free cash flow and earnings growth will enable us to rapidly deleverage the balance sheet. We are expecting to return to leverage within our target range of 2 to 3.5 times net debt-to-EBITDA within 24 months of closing.

Our liquidity is also expected to be very strong at closing with aggregate availability under bank credit facilities and cash balances of greater than $800 million. We anticipate increasing the size of our low-cost, asset-based securitization and revolver facilities to approximately $1 billion each in conjunction with the transaction. We used an estimated 6% cost of debt for our accretion analysis and our ratio of fixed rate debt to variable rate debt is expected to be at or above 70% at closing. Our capital deployment in the near-term will be focused on investments to deliver the synergies and debt pay down to manage leverage. Three years post-close, we expect to be within our target leverage range with over $600 million of free cash flow available for further investment in the business and deployment of capital to shareholders.

Moving to page 15, there are several conditions to be met before the merger can close and we are making good progress in that regard. We announced last week that the 30-day waiting period for Hart-Scott-Rodino review in the U.S. had expired on February 26. We’ve also made the regulatory filings in the other required jurisdictions including Canada. Anixter has set the date for its special stockholder meeting to seek approval of the transaction for April 9. Finally, we’re working to finalize the registration statement on Form S-4 now that each of WESCO and Anixter’s 10-Ks have been filed. We remain on track to close the Anixter acquisition in Q2 or Q3 of 2020.

I’ll hand it back over to John for some final thoughts. John?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thank you, Dave. Now turning to page 16, we are very excited about the value creation opportunities that this transformational combination presents. The increased scale, complementary portfolios, and the synergies of this combination will translate into accelerated growth, margin expansion, and substantially higher free cash flow, and will ultimately drive significant value creation for our shareholders.

With that, we will now open the call for your questions.

QUESTION AND ANSWER SECTION

Operator
Yes, thank you. We will now begin the question-and-answer session. [Operator Instructions] And the first question comes from David Manthey with Baird.

David John Manthey
Analyst, Robert W. Baird & Co., Inc.

Hey. Good morning, guys.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Good morning, Dave.

David John Manthey
Analyst, Robert W. Baird & Co., Inc.

So, first question on the growth outlook. I think from the proxies both WESCO and Anixter were expecting top-line growth for something in the 5% to 6% range and if you’re saying 100-basis-point acceleration, that’s 6% to 7%, could you talk about the organic market growth that you’re assuming under that assumption?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Dave, good morning. It’s Dave Schulz. So, if you take a look at what’s in the analysis that was provided to the boards of each company, you would find that for the out years, the top-line growth rate is about 4%. And, again, looking at both companies, I would consider that more on an organic sales basis and we have identified these growth opportunities based on the combination, the scale and the capabilities of this merger would provide that we do see incremental upside from a revenue perspective based on what you’re seeing in the pro formas that were presented.

David John Manthey
Analyst, Robert W. Baird & Co., Inc.

Okay. So, you’re saying roughly 4% going to 5% and that would still encompass a low-single-digit organic growth rate – market growth rate plus outgrowth?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yes, Dave.

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Yeah. Correct.

And, again, when you take a look at what was provided in the preliminary S-4 by both companies, it’s in line with what both companies have provided historically in terms of their long-term growth algorithm. And so again, we’re still assuming that there would be market opportunity, low-single digits plus some outperformance based on both companies. And then on top of that, given the scale and the complementary capabilities, we  believe that there are significant growth opportunities above that with the combined company.

David John Manthey
Analyst, Robert W. Baird & Co., Inc.

Okay. And then my follow-up on the potential of any downside here, if you run Monte Carlo analysis or anything to plumb the downside of what would happen if we experienced a recession, for example, over the forecast period in terms of revenues, EBITDA, leverage, just to give us some comfort that if something didn’t go according to plan, we would still be okay?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So, I had made two comments in general. Dave, you may want to add to that. I think that both companies have been well established and longly successful businesses in the distribution industry. And if you look backwards, we’ve both experienced a series of economic cycles, right, in our history; the most challenging being the great global recession. Given the underlying and inherently strong free cash flows and the counter-cyclicality nature of those cash flows, we think that’s what underpins the strength of this combined company, just fundamentally strong cash flows across all phases of the economic cycle. As two independently publicly traded companies and bringing these together, we’ve talked about the upsized and substantial free cash flow generation as a result of the combination. So, we think that underpins the strength, Dave, looking forward against kind of a wide array of economic scenarios. And that’s how we think about it going forward.

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Yeah. And I’ll just make two points to you, Dave. I mean, obviously, both companies understand how to operate through the cycle. And both companies have historically been investing heavily in capabilities where we see a significant market outperformance in key product verticals. So when you think about Anixter traditionally being a data comm and security company, we’ve invested heavily on the WESCO side against data comm and security, but also against automation, broadband, lighting. So, we do see significant upside just based on the investments that both companies have made. And as we bring these together, we believe that will provide a powerful combination to provide some of these growth synergies. Secondly, obviously as we go through the cycle, both companies have a track record of being able to generate significant free cash flow. Obviously, if there is a downturn, both companies will be able to manage working capital historically, and on a combined basis, we will continue to do so. So, we believe that we have appropriately tested the downside and we’re very confident in our ability to deliver the value creation to the shareholders.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

I think the final point I would make is and just to amplify the complementary nature of the two respective portfolios. So if you put the two together and you think about it, just a much stronger, diversified, more robust portfolio in terms of opportunities against our wide array of served industries and customers in those industries. In the unlikely scenario of a severe economic downturn, this combination makes even more sense. When you think about what we outlined in our Investor Day last year, a very strong view that given the state of digital application development, digital disruption that the bigs had to come together in the distribution portion of the value chain.

This is exactly that. We’re doing what we said we’re going to do. We wanted to lead that effort in our distribution verticals. And I think that under all scenarios as you look forward and particularly under the scenario of a significant downturn, it would be even more important for the leaders to combine and deliver these synergies that strengthens the company and puts it in a better position to serve customers as we manage our way through, in this case scenario, a potential downturn, and would come out the back side even stronger.

David John Manthey
Analyst, Robert W. Baird & Co., Inc.

Thanks for the color, guys. Best of luck.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thanks, Dave.

Operator
Thank you. And the next question comes from Deane Dray with RBC Capital Markets.

Deane Dray
Analyst, RBC Capital Markets LLC

Thank you. Good morning, everyone. Hope everyone’s staying healthy and we appreciate the update here.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Good morning, Deane.

Deane Dray
Analyst, RBC Capital Markets LLC

Hey, I didn’t hear if there were any ground rules for this call on any kind of updates, but since it is such a high interest right now, any comments about, look, we know China is not a revenue opportunity today, but anything on the supply chain, any disruptions, any color that you can add, what you’re seeing real-time?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Deane, good morning. It’s Dave Schulz. So, we obviously, like every company, we’ve been closely monitoring the situation. Many of our suppliers do have a direct exposure to manufacturing or sourcing in China. We’ve been in active communication with not only our customers, but also with our suppliers. Most of our suppliers that do operate or have exposure in China are telling us that their operations are back up and running, but not at full capacity. There are some logistical delays. But at this point, we’ve not had any issues servicing our customers and fulfilling orders.

So, we started the year with a healthy inventory. Obviously, no one I think could have predicted how coronavirus was going to impact over the long-term. But again, we’re typically starting the year with some significant buys in preparation for the heavy construction season in Q2, Q3. We feel that we’re in a good position right now. But obviously, it’s something that we continue to monitor.

Deane Dray
Analyst, RBC Capital Markets LLC

That’s helpful. And just, I know, coincidentally, one of your largest suppliers had an analyst meeting yesterday in New York, and we had the opportunity to talk to the CEO and he is still speaking glowingly about the merger prospects. So, what have been your conversations with other suppliers? Certainly, your largest supplier is enthusiastic. Is there any other color from suppliers or customers that you could have?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah. Thanks for that question, Deane. The feedback, let me start first with customers. The customer discussions we have had to-date, and they’ve been wide ranging as you can imagine, because we announced this powerful combination in mid-January, so. And obviously, once it got out into the marketplace, immediate discussion started first and foremost with customers and then with suppliers.

Across the board with the customer discussions, I’m very pleased. They see the power of the combination and they clearly see the rationale where we will be in a better position to provide a much more complete set of offerings, both in product services and overall solutions for managing their supply chain. So, just I couldn’t be more pleased with the initial customer reaction and that’s across the board.

In terms of our top supplier partners, I’ve had numerous discussions. And by now, I’ve spoken to virtually all of them and many of them multiple times. And again, we continue to run both our respective businesses day-to-day. So, there’s a significant engagement on a real-time basis, as you know, with our supplier partners, as we’re serving customer demand. But I would say that, again, across the board, very strong support for the power of this combination. I think this is a case where one plus one equals three in terms of the growth prospects and opportunities to better serve customers.

And explicitly as part of this combination, we outlined a priority, and this goes back to our Investor Day last year in June of using the substantially greater scale and investment based investable capital, to invest in digital and accelerate our digital applications and solutions. And there’s a lot of excitement around that being with our supplier partners in terms of this combination, WESCO and Anixter, taking a leadership role in digitizing the value chain and providing a more complete set of Digital Solutions in conjunction with our supplier partners, very exciting and compelling proposition for those partnerships and relationships.

Deane Dray
Analyst, RBC Capital Markets LLC

That’s all good to hear. And just last question for me and I appreciate the answer you gave to Dave’s question about the top-line assumptions in that year three 40% to 50% EPS accretion. Just specifically are you factoring in any dis-synergies? When you say two-thirds of the branches are within 20 miles, sometimes there can be disruptions when you consolidate branches especially on the sales person. Some of the sales people get merged and disaffected and leave. And I’ve had some investors ask me about how that issue might be addressed? And are you assuming anything in the way of dis-synergies? Or your color and perspective along those would be helpful.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Very good question. And we’ve also received that question, Dave and I and Brian and company. Well, let me be really clear. The $200 million, it’s $200 million plus of cost synergies by year three and that’s a net synergy number. So, we’ve factored in some dis-synergies in coming up with the $200-plus million of net cost synergies.

We also think that now that we have engaged with one of the world’s leading consulting firms that’s very recent i.e., within days. We’ve just engaged with that firm and now as we continue to work between the sign and close process, we’re highly confident we’ll identify additional cost synergies above and beyond the $200-plus million. Again, that’s a net number but we’ll look to identify more. We’re highly confident we’ll identify more. We’re above that number now, but we’ll continue to work that number up and we will set our internal targets well above that number. That’s cost synergies.

In terms of revenue and growth synergies, none of that’s in the $200-plus million and what we’ve tried to do in this presentation is outline a number of the areas that we think offer substantial upside to drive increased top-line synergies. I mean, when you think about this, we’ve got two – and I’m going to round it, $8.5 billion companies coming together, we double in size. And when you look at the complementary nature of the two portfolios, it’s just an outstanding combination of one plus one I think is equal to three.

And the increased international footprint is especially compelling because where we serve current customers, but we’re unable to serve them in other geographies leveraging the new expanded and combined footprint will position us for that.

So, hopefully, that helps, Deane. Yes. There is dis-synergies that are factored in. And just philosophically, we want to be very clear on the number that we’re committing to as kind of the hard cost synergies. We will drive the targets that exceed that. And then on top of that, we’ll be driving for the revenue growth synergies as well.

Deane Dray
Analyst, RBC Capital Markets LLC

That’s really helpful. Thank you.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thanks.

Operator
Thank you. And the next question comes from Nigel Coe with Wolfe Research.

Wolfe Research Analyst
Hey. Good morning, everybody. This is Brian on for Nigel. Just real quick. Maybe if you have any more color on the thinking between equity versus equity-content makes for that $400 million to $500 million offering and anything around the timing.

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Good morning. So, we have not been specific on the timing, the amount, or the nature of the equity raise at this point. And clearly, there are number of factors that will come into that. Obviously, most meaningful will be the current market conditions, so we have provided you a little bit more of a roadmap in terms of we expect that that equity and equity-content security raise would be in the $400 million to $500 million range. Obviously, as we evaluate timing in the markets, we’ll be much more specific with the registration statement. You’ll be able to see the details. We’re just not at a position at this point to provide further clarity on that equity, equity-content raise.

Wolfe Research Analyst
Okay, great. And then just real quick on the leverage. Is there any potential that you don’t meet that 4.5 times leverage target by closing? And what will kind be the implications there with ratings and cost of debt and things like that?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Clearly, it’s an issue that we have been thinking about quite a bit since we were working pre-announcement back in January about what is the right leverage for this combined company to be at. We’ve targeted being at 4.5 turns. And remember, that 4.5 turns also includes $68 million of the year one synergies that we’ve highlighted. So, excluding that synergies, we’d be closer to 4.8 turns upon the close. Obviously, we’ll take a look at the market conditions, and we will put together the most efficient capital structure that we can. So obviously, the leverage, the timing, and the amount of equity, equity-content securities is a decision to be made at a future date.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Dave, could you also comment on the meeting with the rating agencies and what they’ve published thus far?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Certainly. So, clearly one of the things that we’re balancing is how much leverage can we take on to ensure that we still maintain a suitable cost of financing? And if we were going to lever up considerably and we believe that there would be an impact to the rating which would also have an impact on our cost of financing. So that’s something that we are very mindful of. We have had some discussions with both ratings agencies. I’m sure that you saw that Moody’s came out and as expected is going to give us 100% equity credit for the preferred that will be issued to the Anixter stockholders. Initially S&P came out and said that they would not give us any credit. They have since revised that and issued a press release that they will now be providing 50% credit for the preferred.

That does not impact our balance sheet. What it does impact is the rating. And so again, we have started this process with assumptions on how both Moody’s and S&P would treat the preferred. Both of them have announced via press release that they will treat it as we thought that they would. And so that’s in line and therefore should have no impact on our overall rating going forward.

Wolfe Research Analyst
Great. Thanks.

Operator
Thank you. And the next question comes from Patrick Baumann with JPMorgan.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Hi, John. Hi, Dave. Thanks for all the great additional detail here, really helpful, and thanks for taking my question.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Great. Good morning.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Good morning. So, I think you’re targeting 6% plus EBITDA margins eventually through this combination versus what looks like in 2019, I think was about 5% combined EBITDA margins and maybe at the prior peak was something in kind of the mid-6s or thereabouts. Can you just give us some perspective on why margins have come down over time and then why you think the synergies here won’t eventually be competed away? I guess, I’m thinking in context of what still seems like a pretty fragmented industry even with the combination as per slide 6 that you show kind of the break out of the big players.

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Certainly, so as you think about, as we highlighted in our prepared remarks that we’ve highlighted the 100 basis points improvement to the EBITDA margins. So, think about that in terms of what we expect from the $200 million of cost synergies. We’ve also highlighted that we do believe that there are incremental cost and growth opportunities that would also be accretive to that EBITDA margin. Obviously, you’ve talked to Anixter over the past several years. You understand their margin story. As you think about where WESCO is from the overall margin perspective and when you think back to some of the previous operating margin percent where we are today, clearly, there’s been a couple of factors that have influenced that. Our peak operating margin closer to 6% was when we had parity on foreign exchange rate with Canada, and we do have a significant business in Canada and Canada also has a higher operating margin in the balance of WESCO.

Over the course between 2014 and now, we went through the industrial recession, so clearly that had an impact on our margin particularly as we saw the top-line erode. And over the last couple of years, we’ve seen some pressure on the operating margin primarily coming from the amount of price increases that we’ve seen. So, I would call the last couple of years really outside the norm when it comes to the pace and rate of those supplier price increases. That’s impacted our margin. Based on the models that we’ve put together, we do anticipate being able to do a better job passing through those margins.

We typically have a lag period. And so, we’ve included that in our accretion model going forward. And so, again, we’re very confident that we can deliver the synergies. We understand that it’s still a fragmented industry. We believe that we have been appropriately conservative with reflecting only the $200 million of cost synergies in our accretion model, and we know that there is upside from that. So, we’re confident on being able to get the margin expansion going forward.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Which translates to which Dave said and I’ll just amplify, the confidence and the compelling financial metrics associated with this combination, right, which is over 100 basis points of operating margin expansion; 40% to 50% accretive to EPS by year three; and then doubling the EPS growth rate. And most importantly, which I think is a critical point, the substantial step up and increase in free cash flow generation. And I think that’s been an underappreciated aspect of both companies, quite frankly. A well-run distribution company produces very strong free cash flows across all phases of the economic cycle. When you look at it, both companies have done very well looking backwards all the way throughout their entire publicly traded existence.

And then going forward the significant step up in combined cash flow generation creates just a much more valuable enterprise and gives us the increased optionality to further invest in the business and also return capital to shareholders appropriately.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yeah. No, I think it cuts both ways. I mean, the scale really stands out on slide 6 as well. I mean, can you talk about maybe some of the big digital investments you’re making and how the smaller players are going to be able to compete with that? It seems like you’d be able to differentiate yourself even further?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So, I think, this is an area that obviously because it’s so central to the strategic rationale for leading our portion of the industry with this combination and consolidation. It’s so central it – that particular – your question is something we’ll be talking about forevermore going forward at length.

With that said, I think that, you just think about those digital applications falling into two major categories; the first being applying digital tools and technologies to our business models, to our business models. And I’d point you back to our Investor Day last year in June where we outlined a number of those. You’ll recall that we had six strategic planks to our strategy and the first strategic plank was called digital plays. So, that’s where we’re applying digital tools and technologies to various business models and helping transform how we’re partnering with suppliers and servicing customers and taking advantage of our relationship with Plug and Play, the tech accelerator start-up. And that relationship has been well underway for closing in not quite a year yet, but a very strong relationship.

Second area that we’re going to be – that we’re applying digital tool is our business processes. So, that’s applying digital tools and technologies to our day-to-day business. And one thing that we’ve done very recently, in fact, as it’s really been launched at the start of 2020 is we’ve taken WESCO’s long-standing LEAN process, and we’re in the second decade of that LEAN journey which, by the way, never ends. Right? It’s all about continuous improvement. I’ve been with the company now 16 years and it was started a year before I started joining the company and it’s well-developed. And we apply LEAN inside our four walls and up and down the value chain with our supplier partners and our customer partner relationships.

But we’ve done something further and we’ve taken digital tools and applications and made that an explicit component and part of the how a step in the LEAN process; as we go through the process reengineering, it’s not just about reengineering the process using the LEAN tools, reducing cycle times, eliminating muda. We’re looking at also using digital tools and technologies as part of the how to do that and an accelerant to that.

So, that’s something that we integrated into our LEAN program to start 2020. We’re in the very early days of that having just two months underway now and past us for 2020. I’m very encouraged by some of the initial applications. So, it’s a great question. Thank you for that. And this is something we’ll be further developing as we go forward and we’ll be talking about at length.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yeah, makes a lot of sense. And then just last one for me following on Deane’s questions. I have to try to get an update on February if possible. I think there’s an extra – I don’t know if there’s an extra day in the moment or whatever, but any color how things look versus that 2% to 5% you expect for the first quarter?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Yeah. Good morning. We’re not making any changes to our outlook at this point. So, we talked about on our earnings call that January came in right at the midpoint of the range. Progress has continued here in February so no change to our outlook for Q1.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

And there is not an extra workday just to be clear. Right?

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Oh, there’s not. Okay. I was thinking leap year, but I got that off. Thanks so much for the time.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

No, but to be clear, not through February.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Understood. Thanks.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

There’s no extra workday through February just to be clear. But there is an extra workday in March. So, February year-to-date, quarter-to-date, no extra workday. March will have an extra workday.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Thanks. Thanks a lot, John. I really appreciate the time.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah.

Operator
Thank you. And the next question comes from Hamzah Mazari with Jefferies.

Mario Cortellacci
Analyst, Jefferies LLC

Hi. This is Mario Cortellacci filling in for Hamzah. Just kind of piggybacking off of the digital question, could you update us again on the IT systems that WESCO is currently using and how the integration plan is expected to play out with Anixter’s expected new system?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah. Great question. Thanks for that. If you go back and look at our presentation this morning on page 11 that talks about the approach we’re taking to overall integration. And as we’ve mentioned, we’ve got really three top objectives. Those are absolutely critical. We partner with a leading global consulting firm. As I said, that engagement now has been locked down and we’re underway in the early days of that. And activities will ramp up significantly now in the coming days and weeks, as we move between today and closing.

But if you take a look at that page, we’ve outlined near the bottom of that page, six value delivery work streams. You’ll see that explicitly one of those is digital/IT. So, expressly as part of that is all the digital applications, those great opportunities that I just alluded to in terms of architecturally how we’re going about it, two buckets, applying digital business models, applying digital to our business processes.

But it also includes our entire IT infrastructure and environment. So, we will be taking a fresh look at WESCO’s IT environment, as well as Anixter. Anixter started moving down the path, I think you’ve all been aware of what they’ve been doing. And that will be expressly part of one of the key value delivery work streams.

Looking at – and as a result of this integration, leveraging the best of both and figuring out what is best available in terms of the entire IT and environment and ecosystem. And that includes all the various applications that are required to run our full supply chain management distribution enterprise.

So, as we work down that path and substantial work to be done there, obviously, we’ll keep you well informed along the way. And I should make a comment, and I meant to make this at the front-end. So, we did commit to you that as we move between sign and close, we would keep you updated and keep you updated on a real-time basis.

We continue to do that with this update call. We thought it was important having passed the major milestone with the Hart-Scott-Rodino expiration period. We put out that press release and established this call. We thought it was also very critical as we mentioned in our Q4 earnings call that we would come out with – because there was a wide range of numbers that were out there across the analyst community in terms of expectations on what the tremendous financial benefits for this combination, we thought it was important to put a stake in the sand and share with you exactly what we see and what we’re targeting on a minimum basis. So, again, we commit that to you, we’ll continue that kind of aggressive and robust updates as we make progress. And there’ll be substantial progress ramping from here, as I said, through close. And then obviously post-close, we want to have an executable plan that ensures a flawless day 1 to day 100 execution.

Mario Cortellacci
Analyst, Jefferies LLC

Great. And then just one on supply chain synergies, I know you’ve said you’ve gotten good feedback from suppliers and from clients, and you’re expecting the synergies to come in in more of the year two, year three type of timing. But I mean could you just comment on when you expect those individual negotiations to take place or maybe just what’s your game plan? Are you going to start with larger suppliers first and work towards the smaller ones or also do you think there’s a timing difference or how long it would take for you to negotiate with a larger supplier versus a smaller supplier?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah. So look. I think we’ll keep our commentary with how we’ve outlined thus far. For that category of savings, which is substantial and which also includes as we engage with those suppliers, as far as I remember, the way we’re viewing it is one plus one equals three. So, how do we partner even better with suppliers to capture more of the addressable demand together with this broader portfolio and broader array of services we can wrap around our suppliers’ products. But with that said, those take time to work and that’ll happen in years two and three, and it will carry on forward or beyond that. This is absolutely a critical element of the integration plan.

And as Dave mentioned in his commentary, we’re laser-focused on the immediate synergies that can be captured in year one. We’ll be working all of these in parallel, but I think what’s going to be most critical is to ensure that we capture the immediate synergies that fall into the G&A and corporate overhead areas. And not only have we outlined a $200-plus million of cost synergies as kind of a minimum commitment. We said that $68 million of that $200-million-plus cost synergy bucket will be realized in the first year post close. So, that is going to be absolutely critical.

And you go back to that integration page on page 11, delivering the value capture. It’s absolutely critical that we’re focused on delivering out of the gate. So, this is not a case where okay, trust us and wait until year two or three. It’s about delivering right out of the gate.

Mario Cortellacci
Analyst, Jefferies LLC

Great. Thank you.

Operator
Thank you. And the next question comes from Stephen Barger with KeyBanc Capital Markets.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Thanks. Good morning.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Good morning.

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Good morning, Steve.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

John, to your point on the immediate synergy of $68 million, are the cash costs on the integration front-loaded? Do you have an estimate for the actual or annualized free cash flow for the first year of operations?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Hey, Steve. It’s Dave Schulz. So, we’ve not provided any of the specific details, but clearly, there are cash costs and when I think about it on the 12-month, first year of ownership, clearly, we are still expecting that on a combined basis we will still be cash flow positive. So, even with some of the integration costs and some of the other costs associated with generating the year one synergies, we will be cash flow positive. But we’ve not provided any specific detail yet. There’s obviously a lot of factors that will go with that including as we get into our more detailed planning of how and when each bucket of synergies are delivered.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Got it. Thank you. And did you say when you expect to file the registration statement?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

So right now we’re still working on updates based on the 12/31 financials, so we would anticipate that that would be filed here in the near term. And again, as we make further decisions about timing of equity, there will be further registration statements that will be filed.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Understood. And I know it’s too early to talk about mix of equity versus equity content securities, but will that decision be based on market price of the equity at the time or are there any other factors, a shareholder vote or anything else that would influence how you go-to-market with that?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

There is a number of factors, obviously market conditions and how we believe that we can get the most efficient capital structure and best execution against that design.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Okay. Would there be a shareholder vote in any scenario?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

There would not be a requirement for a shareholder vote from WESCO’s shareholders.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Okay. That’s understood. And just last question. I’m on the road so I don’t have my model in front of me, but if I run the revenue forward for three years at 5% it gets towards $20 billion. So the $600 million in free cash flow would be about 3% conversion from revenue which is not that different from WESCO’s free cash flow margin over the last three or four years. So can you talk about a path to driving improving free cash flow leverage on a go- forward basis as you think about how the portfolio should operate?

David S. Schulz
Chief Financial Officer & Senior Vice President, WESCO International, Inc.

Yeah, sure. So first, we have not included any of the growth opportunities in our model. So if you take a look at what’s been filed in the preliminary registration statement, you can see what both companies have used to evaluate this merger opportunity. As I mentioned earlier, both companies have rough round just shy of a 4% growth rate over the near term.

So we’ve not included any of that incremental growth opportunity at this point in our accretion dilution model. So again, the way that we are thinking about it is both companies will come together. We will continue to operate with a very strong focus on cash flow, that is primarily the net working capital component as all distributors have to demonstrate a significant opportunity to manage that net working capital. We do believe that there is a significant opportunity to continue to drive free cash flow on the combined basis of these companies. We’ve called it out as year three in terms of the accretion dilution. We’ve not provided any specifics outside of the $600 million on free cash flow. That does incorporate that both companies do have base capital spending, and then we will have capital expenditures to drive the synergies to the bottom line.

Robert Stephen Barger
Analyst, KeyBanc Capital Markets, Inc.

Really appreciate the detail. Thank you.

Operator
Thank you. And this will conclude our question-and-answer session. I would like to return the floor to John Engel for any closing comments.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Well, thank you all for your time today. And as I said, we remain committed to keeping you updated as we progress as fast as we can the closing. This is a very exciting combination. I think you can sense and see our excitement around the tremendous opportunities as a result of putting these companies together. We will be meeting with investors and attending the Raymond James Conference today, so I know we’ll have a lot of great discussions following that throughout the day. And I’ll go in through this -through tonight. And please reach out to Dave and Brian with any additional questions that you have. Thank you. And have a great day.

Operator
Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO International, Inc. (“WESCO”) filed on February 7, 2020 a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary prospectus of WESCO and a preliminary proxy statement of Anixter International Inc. (“Anixter”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. After the registration statement is declared effective, Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended January 3, 2020, which was filed with the SEC on February 20, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control. Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication. Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.